                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.             )*
                                        ------------


                      Youth Services International, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   987816105
                               ----------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

4151473                              Page 1

-----------------------
  CUSIP NO. 987816105                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      94-1681731

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          453,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          461,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      461,250

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.03%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151473                             Page 2

-----------------------
  CUSIP NO. 987816105                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA
      94-1678665

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            161,150

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          292,050
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             139,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          321,350
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      461,250

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.03%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151473                              Page 3

-----------------------
  CUSIP NO. 987816105                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BofA Capital Management, Inc.
      95-4262782

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            292,050

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             293,450

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      293,450

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      3.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151473                              Page 4

                                  SCHEDULE 13G

Item 1(a)  Name of Issuer:                 Youth Services
                                           International Inc.

      (b)  Address of Issuer's
           Principal Executive Offices:    2 Park Center Court
                                           Suite 200
                                           Owings Mills, MD  21117

Item 2(a)  Names of Person Filing:         BankAmerica Corporation
                                             ("BAC")
                                           Bank of America NT&SA
                                             ("BANTSA")
                                           BofA Capital Management,
                                             Inc. ("BCM")

      (b)  Address of Principal
           Business Offices:               (For BAC and BANTSA)
                                           555 California Street
                                           San Francisco, CA  94104

                                           (For BCM)
                                           300 South Grand Avenue
                                           Suite 2500
                                           Los Angeles, CA  90071

      (c)  Citizenship:                    BAC is organized under the laws of
                                           Delaware.  BANTSA is a national
                                           banking association organized under
                                           the laws of the United States.  BCM
                                           is organized under the laws of
                                           Delaware.

      (d)  Title of Class of Securities:   Common Stock

      (e)  CUSIP Number:                   987816105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [_]  Broker or Dealer registered under Section 15 of the Act

           (b) [X]  Bank as defined in section 3(a)(6) of the Act

           (c) [_]  Insurance Company as defined in section 3(a)(19) of the Act

           (d) [_] Investment Company registered under section 8 of the Investment Company Act

           (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

           (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

           (g) [X]  Parent Holding Company, in accordance with
                    (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

           (h) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

4151473                              Page 5

Item 4     Ownership

           (a)  Amount Beneficially Owned:*
                   BAC                                                461,250
                   BANTSA**                                           461,250
                   BCM                                                293,450

           (b)  Percent of Class:*
                   BAC                                                   5.03%
                   BANTSA**                                              5.03%
                   BCM                                                    3.2%

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or direct the vote:*
                        BAC                                                 0
                        BANTSA                                        161,150
                        BCM                                           292,050

               (ii)  shared power to vote or direct the vote:*
                        BAC                                           453,200
                        BANTSA                                        292,050
                        BCM                                                 0

              (iii)  sole power to dispose or direct the
                     disposition of:*
                        BAC                                                 0
                        BANTSA                                        139,900
                        BCM                                           293,450

               (iv)  shared power to dispose or direct the
                     disposition of:*
                        BAC                                           461,250
                        BANTSA                                        321,350
                        BCM                                                 0

Item 5     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to
           report the fact that as of the date
           hereof the reporting person has ceased
           to be the beneficial owner of more
           than five percent of the class of
           securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf
           of Another Person.                                    Not Applicable.


*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.


**This represents a combined total of beneficial ownership of shares and percentages, respectively, of 1,550 and 0% by Bank of America NW, NA and 459,700 and 5% by BANTSA. Bank of America NW, NA merged into BANTSA on January 1, 1997.

4151473                              Page 6

Item 7    Identification and Classification of
          the Subsidiaries Which Acquired
          the Security Being Reported on by
          the Parent Holding Company.

          See Item 2.  BAC is a registered bank holding company.
          BANTSA is a bank as defined in section
          3(a)(6) of the Act.   BCM is an investment adviser
          registered under the Investment Advisers Act of 1940. BANTSA is a wholly-owned subsidiary of BAC and BCM is a wholly-owned subsidiary of BANTSA.

Item 8    Identification and Classification
          of Members of the Group.

          See Item 7.


Item 9    Notice of Dissolution of Group.                       Not Applicable.

Item 10   Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

4151473                              Page 7

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BankAmerica Corporation



Dated:  February 12, 1997                 By  /s/ JOHN J. HIGGINS
                                             ------------------------
                                             John J. Higgins
                                             Executive Vice President

4151473                              Page 8

                                                                       Exhibit A

                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13G


The undersigned hereby agrees as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)  Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated: February 12, 1997            BANKAMERICA CORPORATION

                                    By:   /s/ JOHN J. HIGGINS
                                          -------------------
                                          John J. Higgins

                                    Its:  Executive Vice President


Dated: February 12, 1997            BANK OF AMERICA NT&SA*

                                    By:   /s/ JOHN J. HIGGINS
                                          -------------------
                                          John J. Higgins

                                    Its:  Group Executive Vice President


Dated: February 12, 1997            BOFA CAPITAL MANAGEMENT, INC.

                                    By:   /s/ JUDITH RIDDER
                                          -----------------
                                          Judith Ridder

                                    Its:  Vice President



*On January 1, 1997 Bank of America NW, NA was merged into Bank of America NT&SA and no longer exists.

4151473                              Page 9

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526.01

Board of Directors                                              November 4, 1996
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------

     The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

     1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

     2. For the purposes of this resolution, "OFFICER" refers to a BofA officer holding one of the officer titles listed below, and "OFFICER" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of Officers:

          the Chief Executive Officer ("CEO")
          the Chairman of the Board
          the President
          any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.  REGULATORY MATTERS

   Action or Transaction                  Authorized Signer(s)

Execution of any document or             Any one Officer at the
other writings and any                   level of VP or above,
amendments, withdrawals or               or any one attorney in
terminations thereof for                 the Legal or Tax
submission to or filing with             Departments of BofA
any federal, state, local or             holding the officer
foreign regulatory authorities.          title of Counsel or
                                         above.

4126528

Board of Directors                                                March 16, 1990
BofA CAPITAL MANAGEMENT, INC.
(formerly, InterCash Capital Advisors, Inc.)



     RESOLVED, that instruments, documents or agreements relating to or affecting the property or business and affairs of this Corporation may be executed in its name, with or without its corporate seal, by any of the following: the Chairman of the Board, Vice Chairman of the Board, President or any Vice President (including any Executive, Senior or First Vice President).



4126525